EXHIBIT 99.1

O2Micro Announces Daniel Lenehan Elected to Board of Directors

GEORGE TOWN, Grand Cayman, June 30, 2016 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that Daniel Lenehan has been elected to the Company’s Board of Directors.

Mr. Lenehan brings to O2Micro’s Board of Directors more than thirty years of experience in semiconductor product development, technical marketing, foundry management and engineering experience at a wide variety of technology companies in various Director and VP level positions.

“We are extremely pleased to welcome Daniel as a member of O2Micro’s Board of Directors,” said Sterling Du, chairman and CEO of O2Micro. “His broad industry experience will provide valuable insight to O2Micro as we continue to expand the scope and impact of power and battery management products and technology designed to improve and enhance people’s lives around the world.”

Mr. Lenehan was one of the key contributors to Intel’s expansion of the notebook market by assuming a number of Director roles including leadership positions in the areas of systems development, industry initiatives, mobile architecture, chipset design and R&D labs. As VP of Engineering at Xilinx Corp, he led the Spartan Field Programmable Gate Array development team responsible for architecture, design, layout, product and test engineering across North America, Ireland, and Asia. Mr. Lenehan has a BSEE from the New Jersey Institute of Technology.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 28,852 patent claims granted, and over 29,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Scott L. Anderson
Director of Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:  scott.anderson@o2micro.com